Calidi Biotherapeutics, Inc.

4475 Executive Drive, Suite 200

San Diego, CA 92121

(858) 794-9600

July 24, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Calidi Biotherapeutics, Inc.
Registration Statement on Form S-3
File No. 333-288784

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time on Friday, July 25, 2025, or as soon thereafter as practicable.

Please contact Marcelle Balcombe, of Sichenzia Ross Ference Carmel LLP at (212) 930-9700, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

CALIDI BIOTHERAPEUTICS, INC.

By:	/s/ Andrew Jackson
Andrew Jackson
Chief Financial Officer